UNITED STATES
                          NUCLEAR REGULATORY COMMISSION
                           WASHINGTON, D.C. 20555-0001

                                                               December 18, 1997


John H. O'Neill, Jr., Esq.
Shaw, Pittman, Potts & Trowbridge
2300 N Street, NW
Washington, DC 20037

SUBJECT: ORDER APPROVING APPLICATION REGARDING THE MERGER AGREEMENT BETWEEN ATLANTIC ENERGY INC., PARENT OF ATLANTIC CITY ELECTRIC COMPANY (ACE) AND DELMARVA POWER AND LIGHT COMPANY (DP&L) AFFECTING LICENSE NO. NPF-57, HOPE CREEK GENERATING STATION (TAC NO. M98618)

Dear Mr. O'Neill:

The enclosed Order responds to the application for approval under 10 CFR 50.80, submitted under cover of your letter of April 30, 1997, concerning the proposed merger of Atlantic Energy, Inc. (the parent holding company of ACE) and DP&L, which would result in the formation of a new holding company, Conectiv, Inc., under which ACE and DP&L would become wholly owned subsidiaries. The staff's safety evaluation in support of the Order is also enclosed.

The Order is being forwarded to the Office of the Federal Register for publication.

                               Sincerely,

                               /s/ John F. Stolz for
                               Brenda L. Mozafari, Project Manager
                               Project Directorate I-2
                               Division of Reactor Projects - I/II
                               Office of Nuclear Reactor Regulation

Docket No. 50-354

Enclosures:           1. Order
                      2. Safety Evaluation

cc w/encls: See next page

Public Service Electric & Gas             Hope Creek Generating Station
 Company

cc:

Jeffrie J. Keenan, Esquire                Manager - Joint Generation
Nuclear Business Unit - N21               Atlantic Energy
P.O. Box 236                              6801 Black Horse Pike
Hancocks Bridge, NJ  08038                Pleasantville, NJ  08232-4130

Hope Creek Resident Inspector             Richard Hartung
U.S. Nuclear Regulatory Commission        Electric Service Evaluation
Drawer 0509                               Board of Regulatory Commissioners
Hancocks Bridge, NJ  08038                2 Gateway Center, Tenth Floor
                                          Newark, NJ  07102
Mr. Louis Storz
Sr. Vice President - Nuclear              Lower Alloways Creek Township
Operations                                c/o Mary O. Henderson, Clerk
Nuclear Department                        Municipal Building,
P.O. Box 236                              P.O. Box 157
Hancocks Bridge, NJ  08038                Hancocks Bridge, NJ  08038

General Manager -                         Mr. Elbert Simpson
Hope Creek Operations                     Senior Vice President-
Hope Creek Generating Station             Nuclear Engineering
P.O. Box 236                              Nuclear Department
Hancocks Bridge, NJ  08038                P.O. Box 236
                                          Hancocks Bridge, NJ 08038
Manager - Licensing and Regulation
Nuclear Business Unit - N21               Mr. Leon R. Eliason
P.O. Box 236                              Chief Nuclear Officer & President-
Hancocks Bridge, NJ  08038                Nuclear Business Unit
                                          Public Service Electric and
Regional Administrator, Region I            Gas Company
U.S. Nuclear Regulatory Commission        Post Office Box 236
475 Allendale Road                        Hancocks Bridge, NJ  08038
King of Prussia, PA  19406

Dr. Jill Lipoti, Asst. Director
Radiation Protection Programs
NJ Department of Environmental
   Protection and Energy
CN 415
Trenton, NJ 08625-0415

James E. Franklin, II, Esq.
Sr. V.P. and General Counsel
Atlantic City Electric Company
6801 Blackhorse Pike
Egg Harbor Township, NJ 08234-4130



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

                            UNITED STATES OF AMERICA
                          NUCLEAR REGULATORY COMMISSION



In the Matter of                    )
                                    )
ATLANTIC CITY ELECTRIC COMPANY      )            Docket No. 50-354
                                    )
                                    )
(Hope Creek Generating Station)     )



                      ORDER APPROVING APPLICATION REGARDING
                            MERGER AGREEMENT BETWEEN
        ATLANTIC ENERGY, INC. (PARENT OF ATLANTIC CITY ELECTRIC COMPANY)
                                       AND
                        DELMARVA POWER AND LIGHT COMPANY

                                       I.

     Atlantic City Electric Company (ACE) and Public Service Electric and Gas Company (PSE&G) are co-holders of Facility Operating License No. NPF-57, issued by the U.S. Nuclear Regulatory Commission (NRC or Commission) pursuant to Part 50 of Title 10 of the Code of Federal Relations (10 CFR Part 50) for operation of the Hope Creek Generating Station (Hope Creek). Under the license, PSE&G is authorized to possess, use, and operate the facility, and ACE is authorized to possess the facility. Hope Creek is located in Salem County, New Jersey.

                                       II.

     By application filed by ACE under cover of a letter dated April 30, 1997, from John H. O'Neill, Jr., of Shaw, Pittman, Potts & Trowbridge, attorney for ACE, supplemented by letter dated November 7, 1997, ACE requested the Commission's approval, pursuant to 10 CFR 50.80, of the indirect transfer of the license, to the extent held by ACE, that would result from the consummation of a merger agreement between Atlantic Energy, Inc. (parent of ACE) and Delmarva Power and Light Company (DP&L). Under the merger agreement, Atlantic Energy, Inc. and DP&L would form a new holding company, Conectiv, Inc., under which ACE and DP&L would become wholly owned subsidiaries. No direct transfer of the license would occur. PSE&G is not involved in the merger.

     A Notice of Consideration of Application Regarding Proposed Corporate Restructuring was published in the Federal Register on December 8, 1997 (62 FR 64600), and an Environmental Assessment and Finding of No Significant Impact was published in the Federal Register on December 8, 1997 (62 FR 64603).

     Under 10 CFR 50.80, no license shall be transferred, directly or indirectly, through transfer of control of the license, unless the Commission gives its consent in writing. Upon review of the information submitted in the letter and application of April 30, 1997, and supplement dated November 7, 1997, the NRC staff has determined that the proposed merger of Atlantic Energy, Inc. and DP&L will not affect the qualifications of ACE as a holder of the license, and that the transfer of control of the license for Hope Creek, to the extent effected by

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

the proposed merger, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission, subject to the conditions stated herein. These findings are supported by a safety evaluation dated December 18, 1997.

                                      III.

     Accordingly, pursuant to Sections 161b, 161i, 161o, and 184 of the Atomic Energy Act of 1954, as amended, 42 USC ss.ss. 2201(b), 2201(i), 2201(o), and 2234, and 10 CFR 50.80, IT IS HEREBY ORDERED that the Commission approves the application regarding the proposed merger of Atlantic Energy, Inc. and DP&L subject to the following conditions: (1) ACE shall provide the Director of the Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from ACE to its proposed parent or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding 10 percent (10%) of ACE's consolidated net utility plant, as recorded on ACE's books of account; and (2) should the merger of Atlantic Energy, Inc. and DP&L, as described herein, not be completed by December 31, 1998, this Order shall become null and void provided, however, on application and for good cause shown, such date is extended.

     This Order is effective upon issuance.


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

                                       IV.

     By January 23, 1998, any person adversely affected by this Order may file a request for a hearing with respect to issuance of the Order. Any person requesting a hearing shall set forth with particularity how that interest is adversely affected by this Order and shall address the criteria set forth in 10 CFR 2.714(d).

     If a hearing is to be held, the Commission will issue an order designating the time and place of such hearing.

     The issue to be considered at any such hearing shall be whether this Order should be sustained.

     Any request for a hearing must be filed with the Secretary of the Commission, U.S. Nuclear Regulatory Commission, Washington, DC 20555-0001,
Attention: Rulemakings and Adjudications Staff, or may be delivered to the Commission's Public Document Room, The Gelman Building, 2120 L Street, NW., Washington, DC by the above date. Copies should be also sent to the Office of the General Counsel and to the Director, Office of Nuclear Reactor Regulation, U.S. Nuclear Regulatory Commission, Washington, DC 20555-0001, and to John H. O'Neill, Jr., Shaw, Pittman, Potts & Trowbridge, 2300 N Street, NW., Washington, DC, 20037, attorney for ACE.

     For further details with respect to this action, see the application filed by ACE under cover of a letter dated April 30, 1997, from John H. O'Neill, Jr., of Shaw, Pittman, Potts & Trowbridge, as supplemented by a letter dated November 7, 1997, and the safety evaluation dated December 18, 1997, which are available for public inspection at the Commission's Public Document Room, The Gelman Building, 2120 L Street, NW., Washington, DC, and at the local public document room at the Pennsville Public Library, 190 South Broadway, Pennsville, NJ.

     Dated at Rockville, Maryland, this 18th day of December 1997.

                                  FOR THE NUCLEAR REGULATORY COMMISSION



                                  /s/Samuel J. Collins
                                  Samuel J. Collins, Director
                                  Office of Nuclear Reactor Regulation



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

                                  UNITED STATES
                          NUCLEAR REGULATORY COMMISSION
                           WASHINGTON, D.C. 20555-0001

          SAFETY EVALUATION BY THE OFFICE OF NUCLEAR REACTOR REGULATION
                  PROPOSED MERGER OF ATLANTIC ENERGY, INC. AND
                        DELMARVA POWER AND LIGHT COMPANY
                          HOPE CREEK GENERATING STATION
                                DOCKET NO. 50-354

1.0   BACKGROUND

Under cover of a letter dated April 30, 1997, as supplemented by a letter dated November 7, 1997, from John H. O'Neill, Jr., of Shaw, Pittman, Potts & Trowbridge, Atlantic City Electric Company (ACE) submitted an application for approval under 10 CFR 50.80, in connection with a proposed merger between Atlantic Energy, Inc. (AEI), which is the parent holding company of ACE, and Delmarva Power & Light Company (DP&L). A new holding company will result from this merger named Conectiv, Inc. (Conectiv). Under the merger agreement, all of AEI's subsidiaries (including ACE) and DP&L will become wholly owned subsidiaries of Conectiv, and AEI will cease to exist. Current holders of AEI and DP&L common stock would become holders of Conectiv common stock pursuant to a formula stipulated in the merger agreement.

ACE is a 5-percent owner of the Hope Creek Generating Station (HCGS), a single-unit facility. Public Service Electric & Gas Company (PSE&G) owns the remaining 95 percent. The proposed merger does not involve PSE&G, which is the licensed operator of HCGS. The proposed merger will result in the indirect transfer of control of the interest held by ACE (but not PSE&G's interest) in HCGS's operating license to the proposed new holding company, Conectiv. Accordingly, under the provisions of 10 CFR 50.80, Commission approval is required.

In the application for approval dated April 30, 1997, the applicant states on page 10:

     The purpose of the proposed Merger is to achieve benefits for the shareholders, customers and communities served by ACE and DP&L that would otherwise not be achievable if they were to remain as separate companies. The expected savings related to the Merger are approximately $500 million over the next ten years (1998 to 2007). The savings will come principally from elimination of duplicative activities, increased scale, improved purchasing power, improved operating efficiencies, lower capital costs and, to the extent practicable, by combining the companies' work forces.

2.0   FINANCIAL AND TECHNICAL QUALIFICATIONS

On the basis of information submitted in the application, the staff finds that there will be no near-term substantive change in the financial ability of ACE to contribute appropriately to the operations and decommissioning of HCGS as a result of the proposed merger. ACE is, and would remain after the merger, an "electric utility" as defined in 10 CFR 50.2, engaged in the generation and distribution of electricity, the cost of which is recovered through rates established by the New Jersey Board of Public Utilities and the Federal Energy Regulatory Commission. Thus, pursuant to 10 CFR 50.33(f), ACE, as an electric utility, is exempt from further financial qualifications review.

However, in view of the NRC's concern that restructuring can lead to a diminution of assets necessary for the safe operation and decommissioning of a licensee's nuclear power plant, the NRC has sought to obtain commitments from its licensees that initiate restructuring actions not to transfer significant assets from the licensee without notifying the NRC. ACE has agreed:

     to provide the Director of the Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of a security interest or liens) from ACE to its proposed parent, or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding 10 percent (10%) of ACE's consolidated net utility plant, as recorded on ACE's books of account.

See letter from John H. O'Neill, Jr., of Shaw, Pittman, Potts & Trowbridge to the NRC, dated November 7, 1997. This commitment, incorporated as a condition to the NRC's consent to the indirect license transfer to the extent effected by the proposed merger and restructuring, will assist the NRC in assuring that ACE will continue to maintain adequate resources to contribute to the safe operation and decommissioning of HCGS.

With respect to technical qualifications, the proposed merger will not effect any change in the technical qualifications of the licensed operator, PSE&G, and will not effect any change in the responsibilities and obligations of PSE&G or ACE as set forth in the license.

3.0   ANTITRUST

The antitrust provisions of Section 105c of the Atomic Energy Act apply to an application for a license to construct or operate a facility licensed under
Section 103 of the Act. Although Connectiv may become the holding company of ACE, a licensee for HCGS, i.e., may indirectly acquire control of the license, it will not be performing activities for which a license is needed. Since approval of the application would not involve the issuance of a license, the procedures under Section 105c do not apply, including the making of any "significant changes" determination.

4.0   FOREIGN OWNERSHIP

The application states that for ACE, after the proposed merger, ACE will not "be owned, controlled or dominated by any alien, foreign corporation or foreign government." Also, it states that ACE is not "acting as an agent or representative of any other person in this request for consent to the indirect transfer of control of the license." (See page 5 of the application dated April 30, 1997.) The staff does not know or have reason to believe that ACE will be owned, controlled, or dominated by any alien, foreign corporation, or foreign government as a result of the proposed merger.

5.0   CONCLUSIONS

In view of the foregoing, the staff concludes that the proposed merger of AEI and DP&L resulting in the formation of a new holding company, Conectiv, will not adversely affect the financial or technical qualifications of ACE with respect to the operation and decommissioning of the HCGS facility. Also, there do not appear to be any problematic antitrust or foreign ownership considerations related to the HCGS license that would result from the proposed merger. Thus, the proposed merger will not affect the qualifications of ACE as a holder of the license, and the transfer of control of the license, to the extent effected by the proposed merger, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission. Accordingly, with the condition discussed above relating to significant asset transfers, the NRC should approve the application regarding the proposed merger.

Principal Contributor:  A. McKeigney

Date:  December 18, 1997

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